Exhibit 99
                                                                   ----------
                              MEREDITH CORPORATION
               THIRD QUARTER 1996 EARNINGS PER SHARE AT-A-GLANCE



- -- The chart below depicts the comparable quarterly and fiscal-year earnings per share before non-recurring items and discontinued operations:

                  1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Fiscal Year
                  --------   --------   --------   --------   -----------

    F1993            .12        .18        .21        .19          .70
    F1994            .17        .26        .32        .26         1.01
    F1995            .27        .38        .38        .39         1.42
    F1996            .34        .45        .49


- -- Third-quarter earnings per share from continuing operations increased 29 percent from 38 cents to 49 cents, marking the 15th consecutive quarter of improved comparable earnings versus the prior-year period.


- -- Fiscal 1996 year-to-date earnings per share from continuing operations before non-recurring items increased 24 percent to $1.28. Prior year-to-date earnings per share from continuing operations before non-recurring items were $1.03.


- -- Net earnings per share for the third quarter were 49 cents. Meredith Corporation deferred current-year third-quarter cable losses since the Company will report a gain on the sale of its remaining cable system in fiscal 1997.


- -- Net earnings per share in the prior-year quarter were 37 cents. Prior-year third-quarter discontinued operations included a gain from the sale of the Bismarck cable system and cable operating losses.


- -- Net earnings per share for the year-to-date were $1.37, including a gain of 12 cents per share from the second-quarter sale of the Company's book clubs and the first-quarter loss of three cents per share from cable operations that have since been discontinued. In the year-to-date fiscal 1995 period, the Company reported a net loss of 59 cents per share due to a previously-reported non-cash charge of $l.67 per share from a change in accounting principle.